UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10844

EPCOS AG

(Exact name of registrant as specified in its charter)

St. Martin Straße 53, D-81669 Munich, Federal Republic of Germany

Tel.: +49 (89) 63609

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depository Shares (as evidenced by American Depositary Receipts), each representing one one ordinary share, no par value, notional value €1;

Ordinary shares, no par value, notional value €1

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

EPCOS AG (“EPCOS” or the “Company”) first incurred the duty to file reports under sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on October 13, 1999, when its Registration Statement on Form F-1 (Commission File No. 333-10844) and its related Form 8-A (001-14964) were declared effective by the Commission.

For the 12 months preceding the filing of this Form 15F, EPCOS has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules, including its annual report on Form 20-F for the fiscal year ending September 30, 2006.

Item 2.	Recent United States Market Activity

EPCOS’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) pursuant to a Registration Statement on Form F-1 (Commission File No. 333-10844) that was declared effective on October 13, 1999.

Item 3.	Foreign Listing and Primary Trading Market

As of the date of this filing, EPCOS’s ordinary shares are listed on the Frankfurt Stock Exchange (“FSE”) operated by Deutsche Börse AG in Frankfurt, Federal Republic of Germany (“Germany”), and are also traded on the Exchange Electronic Trading System administered by Deutsche Börse AG in Germany (“Xetra”). In addition, EPCOS’s ordinary shares are traded on regional stock exchanges in Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart, Germany. The primary trading market for EPCOS’s ordinary shares is Germany.

EPCOS’s ordinary shares were admitted to the FSE and the regional exchanges in Germany on October 15, 1999. EPCOS has maintained the FSE listing of its ordinary shares during the preceding 12 months.

During the 12-month period from November 1, 2006 to October 31, 2007, the average daily trading volume (“ADTV”) of EPCOS’s ordinary shares in Germany represented approximately 99.4% of its worldwide ADTV.

Item 4.	Comparative Trading Volume Data

During the 12-month period from November 1, 2006 to October 31, 2007, the ADTV of EPCOS’s ordinary shares (including ordinary shares represented by American Depositary Receipts (“ADRs”)) in the United States (4,575 shares) represented approximately 0.6% of the ADTV of EPCOS’s ordinary shares (including ordinary shares represented by ADRs) on a worldwide basis (747,448 shares).

The delisting from the New York Stock Exchange of EPCOS’s ordinary shares and American Depositary Shares (“ADSs”) became effective on November 29, 2007. During the 12-month period from November 30, 2006 to November 29, 2007, the ADTV of EPCOS’s ordinary shares (including ordinary shares represented by ADRs) in the United States represented approximately 0.6% of the ADTV of EPCOS’s ordinary shares (including ordinary shares represented by ADRs) on a worldwide basis. EPCOS has not terminated its sponsored ADR facility for ADSs, each representing one ordinary share, no par value, notional value of €1 per share.

The sources of the trading volume information used for these calculations were Reuters data screens associated with the ticker symbols for EPCOS in the various markets, including data relating to both on-exchange (ticker “EPC.N”) and over-the-counter (ticker symbols “EPCOF.PK”, “EPC.P”, “EPC.TH” and “EPC.MW” ) trading in the United States, data relating to trading on the Xetra platform (ticker “EPCGn.DE”), FSE trading (ticker “EPCGn.F”) and data relating to trading on regional stock exchanges (ticker symbols “EPCGn.MU”, “EPCGn.D”, “EPCGn.SG”, “EPCGn.H”, “EPCGn.HA” and “EPCGn.BE”) in Germany. EPCOS reserves the right to recalculate any calculations in this Form 15F used for determining its compliance with Rule 12h-6 on a basis that includes OTC trading in jurisdictions other than the United States.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

On November 8, 2007, EPCOS issued a press release announcing its intent to terminate its reporting obligations under the Exchange Act. This press release was circulated by all of the major financial news wire services in the United States. A copy of the press release was submitted to the SEC under cover of a Form 6-K on November 8, 2007.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

EPCOS will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, http://www.epcos.com.

PART III

Item 10.	Exhibits

Not applicable.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, EPCOS AG has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, EPCOS AG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

EPCOS AG
(Registrant)

November 30, 2007	/s/ Helmut König
(Date)	Name:	Helmut König
	Title:	Chief Financial Officer

November 30, 2007	/s/ Peter Knoll
(Date)	Name:	Peter Knoll
	Title:	Corporate Senior Vice President, General Counsel